SUNDIAL GROUP, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net Income	$	2,916,383
Changes in operating assets and liabilities:		
Prepaid Expenses		3,875
Due to related party		22,200
Net cash provided by operating activities		2,942,458
Net cash used in financing activities		
Member distributions		(2,970,000)
Net cash used in financing activities		(2,970,000)
Net decrease in cash		(27,542)
Cash, beginning of year		121,687
Cash, end of year	$	94,145

<u>**Supplemental disclosure of cash flow information:**</u>

Interest paid in 2015	<u>$0</u>
Taxes paid in 2015	<u>$0</u>

The accompanying notes are an integral part of these financial statements